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Filed by La Quinta Properties, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: La Quinta Properties, Inc.
Commission File No.: 0-9109

    La Quinta Properties, Inc. and La Quinta Corporation today jointly issued the following press release.

[LA QUINTA LOGO]

PRESS RELEASE

                      Contact:  Temple Weiss
                      Investor Relations
                      877-777-6560

LA QUINTA ANNOUNCES NEW CORPORATE STRUCTURE
BOARDS OF DIRECTORS APPROVE SHARE REPURCHASE PROGRAM

    Dallas, Texas - October 16, 2001 - The La Quinta Companies ("La Quinta" or "the Companies") (NYSE: LQI) announced today that the Boards of Directors of La Quinta Properties, Inc. and La Quinta Corporation have unanimously approved, subject to shareholder approval, a new corporate structure for the two companies under which La Quinta Properties, Inc. ("the REIT") will become a subsidiary of La Quinta Corporation ("the Corporation"). The restructuring will be transparent to shareholders, who will exchange current securities for new securities. Shareholders' overall interests in the Companies will not change. The restructuring is intended to benefit La Quinta Properties' REIT status and to provide a suitable platform for future growth.

    The La Quinta Companies also announced the authorization of up to $20 million in periodic open market and privately negotiated share repurchases of La Quinta equity securities.

NEW CORPORATE STRUCTURE

    After careful review and on the advice of its advisors, La Quinta has elected to forego its "grandfathered" paired share REIT status and convert to a C-Corporation with a REIT subsidiary. Federal tax legislation adopted over the past several years has severely restricted the activities of "grandfathered" paired share REITs, limiting La Quinta's ability to grow its lodging business through the construction of additional lodging properties, the franchising of the La Quinta® brand and the acquisition of other lodging properties and brands. In addition, without restructuring, the Companies will be unable to continue to qualify as a REIT in the future. With the sale of healthcare assets and the generation of hotel royalty fees, La Quinta's non-qualified REIT income would eventually exceed the limits allowed for REITs. This would result in a loss of REIT status, which would likely occur within the next 12 to 18 months.

    The Companies will reorganize to avoid the restrictions that the "grandfathered" paired share REIT structure imposes and to allow La Quinta Properties to continue to qualify as a REIT. The new corporate structure will be achieved through a tax-free merger in which the REIT will become a subsidiary of the Corporation. The proposed transaction is the result of La Quinta's review of its financial, legal and tax structure. In the restructuring, the following will occur:

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  The REIT's common stock will be converted (on a one-for-one basis) into newly-created, non-voting Class B common stock, which will be owned directly by shareholders;

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  The REIT will issue a newly-created, voting Class A common stock, which will be owned entirely by the Corporation; and,

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  The Corporation's common stock will continue to be owned directly by its shareholders. However, the Corporation's common stock will now be paired with the REIT's new Class B common stock, similar to the pairing arrangement with the REIT's current common stock.

    After the restructuring, shareholders will continue to own interests in both La Quinta Properties and La Quinta Corporation. Shareholders' interests in the overall value of the Companies will remain unchanged, but the principal value will be in the stock of the Corporation rather than the REIT after the restructuring.

    The Companies have structured this transaction to maintain La Quinta Properties' tax-efficient REIT status while eliminating the restrictions imposed on the "grandfathered" paired share structure. By issuing the Class B shares, the Companies will be able to meet minimum ownership requirements to continue qualifying as a REIT. Furthermore, the Class B shares permit shareholders to continue to have a direct equity interest in the REIT after the restructuring and to receive dividends distributed by the REIT in the future as more fully described below. Shareholders' overall tax basis will not change as a result of the transaction.

    After restructuring, La Quinta will no longer be subject to the "grandfathered" paired share restrictions and may pursue its growth initiatives while maintaining REIT status for La Quinta Properties. Furthermore, in connection with the restructuring, a portion of the REIT's interests in the La Quinta® brand will be acquired tax-free by the Corporation, reducing the amount of non-qualified income attributed to the REIT that otherwise would result in loss of REIT status.

    Francis W. ("Butch") Cash, President and Chief Executive Officer, said, "Today's lodging environment is extremely challenging. Industry RevPAR for the third quarter is expected to decline between 10% and 15%. La Quinta's third quarter RevPAR declined approximately 8%, and we currently expect lodging EBITDA to decline between 8% and 12%. While current industry conditions are difficult, we must not only focus on today but also on the future in making decisions that impact the Companies."

    "This restructuring is about our future," continued Mr. Cash. "We have taken a very deliberate approach in evaluating our current structure and various alternatives. We believe the limitations of the existing structure restrict us from making good, long-term value-enhancing business decisions. The new structure resolves the limitations of the "grandfathered" paired share structure in a proactive manner, allowing us to keep our real estate in the REIT vehicle, grow the Companies, and increase shareholder value."

    "Our greatest assets as a company lie, not only in the physical real estate, but in our people and the value of the La Quinta® brand," said Mr. Cash. "This new structure will allow us to unlock the value of those assets. Our long-term strategy is to grow our lodging business through franchising, management contracts, new development, and acquisitions. This new structure gives us the platform on which to execute that strategy."

    The new corporate structure will allow La Quinta to capture a number of benefits, including its ability to:

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  Own, operate and brand newly acquired hotels;

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  Expand its lodging franchising program;

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  Pay dividends directly to shareholders on a tax-efficient basis;

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  Maintain the tax deductibility of the preferred dividends;

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  Maximize the value of its existing net operating loss carry-forwards ("NOLs"); and

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  Continue to align shareholder interest in ownership and management of its real estate holdings.

    In connection with the restructuring, La Quinta will take a special non-cash charge totaling approximately $400 million. This non-recurring charge will consist of approximately $230 million in deferred tax liabilities and $170 million of intangible write-offs. In addition, La Quinta will reclassify $200 million of preferred equity to minority interest.

    The restructuring does not alter the terms or conditions of the Companies' preferred stock or debt obligations. The Companies' preferred stock dividends will continue to be paid by the REIT. The

    Companies' notes payable and other corporate debt will continue to be held by the REIT. The REIT and the Corporation will continue to be obligors of the Companies' bank credit facility. Because the restructuring does not impact the Companies' debt securities, it is only subject to shareholder approval. The Companies expect to present the restructuring to shareholders for their approval in early 2002.

    Commenting on the proposed restructuring, Clive D. Bode, Chairman of the Boards and special advisor to certain members of the Bass Family of Fort Worth, Texas, said, "The restructuring resolves the problems La Quinta faced in maintaining its paired share REIT structure. Furthermore, it positions La Quinta to take advantage of future growth opportunities that will exist in its lodging business and help create value. It is our intention to vote our shares, which represent nearly ten percent ownership in La Quinta, in favor of the transaction."

DIVIDEND POLICY

    The Companies do not expect to pay dividends on the REIT Class B common stock until after the Companies' NOLs have been utilized. The REIT and the Corporation have combined NOLs of approximately $250 million. Holders of the Class B common stock will be entitled to a preferential dividend, if common stock dividends are declared, of approximately $15 million (or $0.10 per share) per year, payable quarterly beginning in 2005.

SHARE REPURCHASE PROGRAM

    The Boards of Directors have also approved a share repurchase program, authorizing the Companies to repurchase up to $20 million dollars of the Companies' equity securities. The program is designed to allow the Companies to take advantage of opportunities that exist from time to time to purchase the Companies' common and preferred stock at attractive prices in the open market and privately negotiated transactions.

    David L. Rea, Executive Vice President, Chief Financial Officer and Treasurer, stated, "We sold approximately $95 million of healthcare assets during the third quarter, reducing our net debt to approximately $950 million at the end of the quarter. Given our success at improving our balance sheet and strengthening our business, we believe our stock represents an attractive investment opportunity. Our share repurchase program will allow us to further enhance shareholder value. With cash-on-hand of approximately $140 million at September 30, 2001 and no current borrowings under the Companies' $225 million revolving line of credit, we have the capacity to commence a share buyback, pay 2001 and 2002 debt maturities of $92 million, and deploy capital for future growth."

CONFERENCE CALL AND WHERE YOU CAN FIND ADDITIONAL INFORMATION

    The Companies will hold a conference call at 11:00AM (EST) on October 16, 2001 to discuss the new corporate structure and related items. Some of the Companies' responses to questions which may be asked on this conference call, as well as other matters that may be discussed during this conference call, may contain or constitute information that has not previously been disclosed. The conference call can be accessed by dialing 800-218-4007 (International: 303-262-2075). An access code is not required. Simultaneous with the conference call, an audio webcast of the call will be available via a link on the La Quinta website, www.laquinta.com, in the Investor Relations—Audio/Webcasts section. A replay of the call will be available at the same Internet address or by dialing 800-405-2236 (International: 303-590-3000) and entering the access code of 406141. The replay will be available from 1:00PM (EST) on October 16, 2001 through 1:00PM (EST) on October 23, 2001.

    The Companies have established a toll-free number (877-777-6560) for investors to call and request copies of public filings and press releases. In addition, investors can call this toll-free number and reach our Investor Relations Department to ask questions and the Companies will respond to investor inquiries based on publicly available information.

    The Companies have also established a special page dedicated to the restructuring on the La Quinta website, www.laquinta.com, in the Investor Relations section. Investors can access documents related to the restructuring, including an investor presentation, as well as other information about La Quinta, at this site as those documents become available.

ABOUT THE LA QUINTA COMPANIES

    The La Quinta Companies (NYSE: LQI), headquartered in Dallas, Texas, consist of La Quinta Properties, Inc., a real estate investment trust, and La Quinta Corporation. La Quinta owns, operates or franchises over 300 La Quinta® Inns and La Quinta® Inn & Suites in 30 states. The Companies' real estate holdings also include assisted living and other healthcare facilities. Today's news release, as well as other information about La Quinta, is available on the Internet at www.laquinta.com.

    CERTAIN MATTERS DISCUSSED HEREIN MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE LA QUINTA COMPANIES (THE "COMPANIES"), CONSISTING OF LA QUINTA PROPERTIES, INC. ("REALTY") AND LA QUINTA CORPORATION ("OPERATING"), INTEND SUCH FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS, AND ARE INCLUDING THIS STATEMENT FOR PURPOSES OF COMPLYING WITH THESE SAFE HARBOR PROVISIONS. ALTHOUGH THE COMPANIES BELIEVE THE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, THE COMPANIES CAN GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ATTAINED. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN OR CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING, WITHOUT LIMITATION, THE SATISFACTION OF THE CONDITIONS TO CLOSING, INCLUDING RECEIPT OF SHAREHOLDER AND REGULATORY APPROVAL, THE TAX-FREE NATURE OF THE RESTRUCTURING, INCLUDING THE TRANSFER OF A PORTION OF THE ECONOMIC VALUE OF THE LA QUINTA® BRAND TO LA QUINTA CORPORATION, THE EFFECT OF THE RECENT TERRORIST ATTACKS ON THE COMPANIES' INDUSTRY AND ITS BUSINESS, GENERAL ECONOMIC AND REAL ESTATE CONDITIONS, THE CYCLICALITY OF THE HOTEL BUSINESS, INCREASED SUPPLY AND WEAK DEMAND WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED, INCREASES IN ENERGY COSTS AND OTHER OPERATING COSTS RESULTING IN LOWER OPERATING MARGINS, THE GROWTH OF OUR FRANCHISE PROGRAM, THE IDENTIFICATION OF SATISFACTORY PROSPECTIVE BUYERS FOR HEALTHCARE RELATED ASSETS OF THE COMPANIES' AND THE AVAILABILITY OF FINANCING FOR SUCH PROSPECTIVE BUYERS, THE AVAILABILITY OF FINANCING FOR THE COMPANIES' CAPITAL INVESTMENT PROGRAM, INTEREST RATES, COMPETITION FOR HOTEL SERVICES AND HEALTHCARE FACILITIES IN A GIVEN MARKET, COMPETITION IN FRANCHISING THE COMPANIES' BRANDS, THE ULTIMATE OUTCOME OF CERTAIN LITIGATION FILED AGAINST THE COMPANIES, THE ENACTMENT OF LEGISLATION FURTHER IMPACTING THE COMPANIES' STATUS AS A PAIRED SHARE REAL ESTATE INVESTMENT TRUST ("REIT") OR REALTY'S STATUS AS A REIT, THE CONTINUED ABILITY OF REALTY TO QUALIFY FOR TAXATION AS A REIT, THE FURTHER IMPLEMENTATION OF REGULATIONS GOVERNING PAYMENTS TO, AS WELL AS THE FINANCIAL CONDITIONS OF, OPERATORS OF REALTY'S HEALTHCARE RELATED ASSETS, INCLUDING THE FILING FOR PROTECTION UNDER THE US BANKRUPTCY CODE BY ANY OPERATORS OF THE COMPANIES HEALTHCARE ASSETS, THE IMPACT OF THE PROTECTION OFFERED UNDER THE US BANKRUPTCY CODE FOR THOSE OPERATORS WHO HAVE ALREADY FILED FOR SUCH PROTECTION, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE FILINGS OF REALTY AND OPERATING WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), INCLUDING, WITHOUT LIMITATION, THE RISKS DESCRIBED IN ITEM 7 OF THE JOINT ANNUAL REPORT ON FORM 10-K ENTITLED "CERTAIN FACTORS YOU SHOULD CONSIDER." THE COMPANIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE."

ADDITIONAL INFORMATION AND WHERE TO FIND IT

    THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WILL FILE, IN THE PROSPECTUS THAT LA QUINTA PROPERTIES, INC. MAY FILE, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND, IF APPLICABLE, THE PROSPECTUS, WHICH WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, WHEN IT BECOMES AVAILABLE. THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS WHICH WILL BE FILED BY LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (www.sec.gov) OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO LA QUINTA CORPORATION, 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560; OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO LA QUINTA PROPERTIES, INC., 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560.

    THE LA QUINTA COMPANIES, ITS DIRECTORS, AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. AND THEIR OWNERSHIP OF LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. STOCK IS SET FORTH IN THE PROXY STATEMENT FOR THE LA QUINTA COMPANIES' 2001 ANNUAL MEETING OF SHAREHOLDERS. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

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    THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WILL FILE, IN THE PROSPECTUS THAT LA QUINTA PROPERTIES, INC. MAY FILE, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND, IF APPLICABLE, PROSPECTUS AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE RESTRUCTURING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS WHICH WILL BE FILED BY LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO LA QUINTA CORPORATION, 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560; OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO LA QUINTA PROPERTIES, INC., 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560.

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LA QUINTA ANNOUNCES NEW CORPORATE STRUCTURE BOARDS OF DIRECTORS APPROVE SHARE REPURCHASE PROGRAM